LEXINGTON REALTY TRUST
One Penn Plaza, Suite 4015
New York, NY 10119-4015

June 18, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Cicely LaMothe, Senior Assistant Chief Accountant

Re:	Lexington Realty Trust
Form 10-K for the Fiscal Year ended December 31, 2011
Filed February 28, 2012
File No. 1-12386
Dear Ms. LaMothe:
This letter sets forth the response of Lexington Realty Trust (“Lexington” or “we”) to the Staff's comment letter dated June 4, 2012 in connection with the Staff's review of Lexington's Form 10‑K for the Fiscal Year ended December 31, 2011 (the “Form 10-K”). Capitalized terms used herein and not otherwise defined herein have the meanings specified in the Form 10-K, as applicable. For your convenience, we have repeated each of the Staff's comments prior to our response below.
Form 10‑K for fiscal year ended December 31, 2011
General

1.
Please tell us whether management considers funds from operations, net operating income and same store net operating income as key performance indicators. In this regard, we note your disclosure throughout the filing that the borrowing availability of your secured revolving credit facility is based upon the net operating income, as defined, of the properties comprising the borrowing base. We may have further comments.

Tel: (212) 692-7200 • Fax: (212) 594-6600 • Website: www.lxp.com

Securities and Exchange Commission
June 18, 2012

Lexington supplementally confirms to the Staff that it considers Company Funds From Operations1 as a key performance indicator in managing our business. We do not consider net operating income and same store net operating income as key performance indicators in managing our business. As the majority of our leases are net leases and are long-term in nature, net operating income and same store net operating income are not metrics we use in managing our business. Our strategy is to make investments in properties subject to long-term net-leases for the overall return we expect to receive in holding these investments. Net operating income is one of several performance indicators that our lenders use in monitoring the aggregate availability of the credit they will extend to us.

_____________________
1 Lexington supplementally confirms to the Staff that it provides the following additional information with respect to Company Funds From Operations in its supplemental materials furnished to the Securities and Exchange Commission on Form 8-K:

Lexington believes that Funds from Operations (“FFO”) is a widely recognized and appropriate measure of the performance of an equity REIT. Lexington presents FFO because it considers FFO an important supplemental measure of Lexington's operating performance. Lexington believes FFO is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude generally accepted accounting principles (“GAAP”) historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. As a result, FFO provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities, interest costs and other matters without the inclusion of depreciation and amortization, providing perspective that may not necessarily be apparent from net income.

FFO is determined in accordance with standards established by the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). FFO is defined by NAREIT as “net income (or loss) computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus real estate depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures.” NAREIT recently clarified its computation of FFO to exclude impairment charges on depreciable real estate owned directly or indirectly. FFO does not represent cash generated from operating activities in accordance with GAAP and is not indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity.

Lexington includes in its calculation of FFO, which Lexington refers to as the “Company's funds from operations” or “Company FFO,” Lexington's operating partnership units, Lexington's Series C Cumulative Convertible Preferred Shares, and Lexington's 6.00% Convertible Notes because these securities are convertible, at the holder's option, into Lexington's common shares. Management believes this is appropriate and relevant to securities analysts, investors and other interested parties because Lexington presents Company FFO on a company-wide basis as if all securities that are convertible, at the holder's option, into Lexington's common shares, are converted. Since others do not calculate FFO in a similar fashion, Company FFO may not be comparable to similarly titled measures as reported by others.

In addition, Lexington supplementally confirms to the Staff that it provides a quantitative reconciliation of Company Funds From Operations to GAAP net income in such supplemental materials.

Securities and Exchange Commission
June 18, 2012

Item 2. Properties, page 23

2.
We note that you have office, industrial and retail properties. In future Exchange Act reports, please revise to provide property operating data, such as occupancy rate, tenant type, lease expirations and net effective rent, separately for each property type in addition to the data for the consolidated portfolio or advise. In future Exchange Act reports, please also revise to clarify the property type associated with long-term leases and multi-tenanted properties.

Lexington will comply with the Staff's comment in future 10-Ks, commencing with our Form 10-K for the year ending December 31, 2012, which will be filed on or before March 1, 2013, by disclosing (1) the percent leased, net effective rent per square foot and average remaining lease term at the end of each portfolio property chart for each property grouping, and (2) the property type for each property in the portfolio property charts for the long-term leases and the multi-tenanted properties. Lexington also supplementally confirms to the Staff that with respect to the tenant type, with the exception of vacant properties (which have no tenants) and multi-tenanted properties (which generally do not have an individual significant tenant and are not a significant part of our portfolios of properties), we disclose the actual tenant name, which we believe provides investors more detailed information than merely the tenant type.

3.	In future Exchange Act reports, please include disclosure about your tenant rating diversification and tenant type. Please also include any appropriate risk factor disclosure as applicable.

Lexington will comply with the Staff's comment in future 10-Ks, commencing with our Form 10-K for the year ending December 31, 2012, which will be filed on or before March 1, 2013, by disclosing the annual rent from investment grade rated tenants, non-investment grade rated tenants and unrated tenants and/or the applicable percentage of annual rent. Lexington will comply with the Staff's comment in future Exchange Act reports, commencing with our Form 10-Q for the quarter ending June 30, 2012, which will be filed on or before August 9, 2012, by including a risk factor to the following effect: “You should not rely on the credit ratings of our tenants. Some of our tenants are rated by Moody's Investor Services, Fitch Ratings and/or S&P. Any such credit ratings are subject to ongoing evaluation by these credit rating agencies, and we cannot assure you that any such ratings will not be changed or withdrawn by these rating agencies in the future if, in their judgment, circumstances warrant. If these rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, the credit rating of a tenant, the value of our investment in any properties leased by such tenant could significantly decline.”

Securities and Exchange Commission
June 18, 2012

Lexington also supplementally confirms to the Staff that with respect to the tenant type, with the exception of vacant properties (which have no tenants) and multi-tenanted properties (which generally do not have an individual significant tenant and are not a significant part of our portfolios of properties), we disclose the actual tenant name, which we believe provides investors more detailed information than merely the tenant type.
Item 3. Legal Proceedings, page 36

4.
We note your disclosure that your legal proceedings may be material to your operating results for any particular period. In future Exchange Act reports, describe briefly any material pending legal proceedings. Please refer to Item 103 of Regulation S-K.

Lexington will comply with the Staff's comment in future 10-Qs and 10-Ks, commencing with our Form 10-Q for the quarter ending June 30, 2012, which will be filed on or before August 9, 2012, by revising the disclosure under legal proceedings to the following effect, if true: “From time to time we are directly and indirectly involved in legal proceedings arising in the ordinary course of our business. We believe, based on currently available information, and after consultation with legal counsel, that although the outcomes of those normal course proceedings are uncertain, the results of such proceedings, in the aggregate, will not have a material adverse effect on our business, financial condition and results of operations.” In addition, Lexington will briefly describe, or cross-reference to a description of, any material pending legal proceedings in accordance with Item 103 of Regulation S-K.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40
Overview, page 40
Investment Trends, page 41

5.
We note your disclosure on page 41 in the “Build-to-Suit Transactions” chart. In future Exchange Act reports, please disclose costs incurred to date. For any completed developments, please disclose development costs per square foot and clarify whether leasing costs are included in that amount.

Lexington will comply with the Staff's comment in future 10-Qs and 10-Ks, commencing with our Form 10-Q for the quarter ending June 30, 2012, which will be filed on or before August 9, 2012, by disclosing (1) costs incurred to date for each build-to-suit transaction that is in progress and (2) development costs per square foot and note whether such amount includes leasing costs for completed development projects.

Securities and Exchange Commission
June 18, 2012

6.	In future Exchange Act reports, please discuss whether occupancy or rents are driving changes in property revenues.

Lexington will comply with the Staff's comment in future 10-Qs and 10-Ks, commencing with our Form 10-Q for the quarter ending June 30, 2012, which will be filed on or before August 9, 2012, by discussing whether occupancy and/or rents are driving changes in property revenues.
Leasing Trends, page 42

7.
In future Exchange Act reports, please discuss leasing results for the period covered by the report, including balancing disclosure regarding first and second generation tenant improvement costs and leasing commissions. Please present these amounts on a per square foot basis or, alternatively, disclose square footage so it can be calculated.

Lexington will comply with the Staff's comment in future 10-Qs and 10-Ks, commencing with our Form 10-Q for the quarter ending June 30, 2012, which will be filed on or before August 9, 2012, by discussing leasing results for the period covered by the report, including balancing disclosure regarding first and second generation tenant improvement costs and leasing commissions, which we will present either on a per square foot basis or with sufficient information disclosure so the per square foot basis can be calculated.

8.
In future Exchange Act reports, please disclose historical same store occupancy and average market rents trends. Please ensure that the average rent metric reflects the impact of concessions and tenant expense reimbursements.

Lexington will comply with the Staff's comment in future 10-Qs and 10-Ks, commencing with our Form 10-Q for the quarter ending June 30, 2012, which will be filed on or before August 9, 2012, by disclosing historical same store occupancy. Lexington supplementally confirms to the Staff that it does not believe that average market rents trends are particularly applicable to our properties, which generally require larger square footage space requirements and are not particularly comparable to market trends that generally have a greater impact on smaller lease square footage requirements. In addition, Lexington supplementally confirms to the Staff that it believes the geographical footprint and the size of its property portfolio make the determination of an average market rent difficult less meaningful to investors. As such, our properties generally do not fall into comparable market trend analysis.

9.
We note your disclosure at the bottom of page 42 regarding the increased obligations of your property owner subsidiaries on new leases. To the extent this represents a material trend, please include appropriate trend disclosure in future Exchange Act reports.

Securities and Exchange Commission
June 18, 2012

Lexington supplementally confirms to the Staff that the increased obligations on new leases relate to its new single-tenant deals requiring the landlord to be responsible for the maintenance of the roof and structure for new acquisitions and tenant improvement allowances for new and renewal leases. Lexington believes these increased obligations are adequately priced into the rent under the lease and does not currently believe this represents a material trend.

10.
In future Exchange Act reports, please discuss the relationship of market rents and expiring rents for your office and industrial segments. In addition, please include a comparison of new rents on renewed leases to prior rent.

Lexington will comply with the Staff's comment in future 10-Qs and 10-Ks, commencing with our Form 10-Q for the quarter ending June 30, 2012, which will be filed on or before August 9, 2012, by including a comparison of new rents on renewed leases to prior rent. Lexington supplementally confirms to the Staff that with respect to the market rents comparisons, we refer you to our response to comment 8 above.

11.
We note from your disclosure at the top of page 43 that you monitor the credit of your tenants. In future Exchange Act reports, please describe how you monitor tenant credit quality and identify any material changes in quality.

Lexington will comply with the Staff's comment in future 10-Qs and 10-Ks, commencing with our Form 10-Q for the quarter ending June 30, 2012, which will be filed on or before August 9, 2012, by disclosing how we monitor tenant credit quality and identify any material changes in quality. Lexington supplementally confirms to the Staff that it monitors tenant credit quality by (1) subscribing to Standard & Poors and Moody's, so that we can monitor changes in the ratings of our rated tenants, (2) reviewing financial statements of tenants that are publicly available or, for private tenants, that are required to be delivered to us under, the applicable lease, (3) monitoring news reports regarding our tenants and their respective businesses, and (4) monitoring the timeliness of rent collections.
Liquidity, page 45

12.
Based on page 64, it appears that the line item Investment in Real Estate reflects the aggregate amount of acquisitions, development and capital expenditures within the investing section of the cash flow statement. In future filings please present the components of this line item on a disaggregated basis within investing activities due to their significance or expand your MD&A discussion to clarify the amounts related to the major components of this line item.

Lexington will comply with the Staff's comment in future 10-Qs and 10-Ks, commencing with our Form 10-Q for the quarter ending June 30, 2012, which will be filed on or before August 9, 2012, by disaggregating the significant components of this line item on the statement of cash flows in our financial statements.

Securities and Exchange Commission
June 18, 2012

13.
In future periodic reports please provide a critical accounting policy addressing the types of costs capitalized in relation to your development activities. In addition, to the extent you capitalize certain soft costs such as interest, salaries or general and administrative expenses please quantify the amounts capitalized each year.

Lexington will comply with the Staff's comment in future 10-Qs and 10-Ks, commencing with our Form 10-Q for the quarter ending June 30, 2012, which will be filed on or before August 9, 2012, by including a critical accounting policy addressing cost capitalization in relation to our development activities and will disclose any internal capitalized costs. Lexington supplementally confirms to the Staff that it does not act as the developer in its build-to-suit activities, but rather agrees to terms with a third-party developer or tenant to develop the project. All costs funded to that developer/tenant are capitalized. Lexington supplementally confirms to the Staff that it does not generally capitalize any internal costs except (1) interest expense and (2) real estate taxes on the project if incurred. For 2011, we did not incur any real estate taxes relating to development projects and we disclosed the amount of interest expense capitalized in note 4 to the financial statements set forth in the Form 10-K.
Results of Operations, page 50

14.	In future filings please provide more robust disclosure highlighting material impacts to your results of operations and the underlying causes. Refer to Item 303(a)(3) of Regulation S-K.

Lexington will comply with the Staff's comment in future 10-Qs and 10-Ks, commencing with our Form 10-Q for the quarter ending June 30, 2012, which will be filed on or before August 9, 2012, by providing more robust disclosure highlighting material impacts to our results of operations and the underlying causes, to the extent material.
Contractual Obligations, page 53

15.	Please tell us, and quantify in future filings if material, the amount of tenant improvement allowances and lease commissions you guaranteed.

Lexington supplementally confirms to the Staff that as of December 31, 2011, there were no tenant improvement allowances or lease commissions guaranteed by Lexington. During the course of each period, such amount generally fluctuates, and, as of June 18, 2012, the amount of tenant improvement allowances and lease commissions guaranteed by Lexington is $12.5 million. Lexington will comply with the Staff's comment in future 10-Qs and 10-Ks, commencing with our Form 10-Q for the quarter ending June 30, 2012, which will be filed on or before August 9, 2012, by providing the amount of tenant improvement allowances and lease commissions guaranteed by Lexington to the extent such amount is material during the applicable period.

Securities and Exchange Commission
June 18, 2012

Item 8. Financial Statements and Supplementary Data, page 54
Notes to Consolidated Financial Statements, page 65
(7) Loans Receivable, page 73

16.	Please tell us how you have addressed the disclosure requirements in ASC 310-10-50 for your financing receivables.

Lexington supplementally confirms to the Staff that its portfolio of loans receivable is comprised of loans secured directly or indirectly by real estate. As of December 31, 2011, we had nine outstanding loans receivable aggregating $66.6 million, which represented approximately 2% of our total assets. Our financing receivables operate within one portfolio segment and within one class as defined by ASC 310-10.
There are 34 points and 10 sub-points within the points which comprise the disclosure requirements of ASC 310-10-50. Some of the points/sub-points do not provide specific disclosure requirements but give guidance relating to other points (i.e., clarification points). Many of the points/sub-points do not apply to our portfolio of loans receivable for various reasons such as that (A) they relate to other receivables such as trade receivables, (B) none of our loans receivable serve as collateral, or (C) we did not have any (1) allowance for loan losses, (2) significant delinquent loans, (3) troubled debt restructurings, or (4) impaired loans on our balance sheet as of December 31, 2011. Lexington further supplementally confirms to the Staff that historically, its loans receivable have generally performed as anticipated. On occasion an individual loan receivable will be evaluated for impairment based upon certain triggering events. However, given the nature of the collateral of our loans receivable and the historic performance of our portfolio in general, we do not believe an allowance for loan losses is appropriate or necessary.
The disclosure points and sub-points we believe to be applicable to us as provided in ASC 310-10-50 (and the corresponding location of the disclosure in the Form 10-K (where applicable)) are as follows:

Disclosure Point(s)	Financial Statements to the Form 10-K
310-10-50-2	Note 2
310-10-50-3	Lexington has only one major category of loans receivable that is presented on the face of the balance sheet.
310-10-50-4
Lexington does not have any significant items requiring disclosure relating to this point other than unamortized deferred fees and costs, which are disclosed on the face of the balance sheet as a component of deferred expenses.

310-10-50-21, 22 & 24	Note 19 (relating to loss contingencies)
310-10-50-25	Note 2 (relating to use of estimates)
310-10-50-26	Note 8 (relating to fair value disclosures)
310-10-50-28	Note 7
310-10-50-29	Note 7 (relating to credit quality indicators). We use all indicators (quality of collateral, the underlying tenant's credit rating and collection experience) to monitor the performance of our loans.

Securities and Exchange Commission
June 18, 2012

We do not believe that any of the other disclosure points or sub-points as provided in ASC 310-10-50 are applicable to our loan investments.

(19) Commitments and Contingencies, page 89

17.
We note in the matter of Deutsche Bank Securities, Inc. and SPCP Group LLC v. Lexington Drake, LP the court ruled in favor of the plaintiffs. Please clarify if you have recognized any losses in your financial statements related to this matter. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Lexington supplementally confirms to the Staff that it has not recognized any losses in its financial statements related to this matter. Lexington further supplementally confirms to the Staff that although the court ruled in favor of the plaintiffs on their motion for summary judgment, the amount of damages, if any, has not been determined. The court referred the calculation of the amount of damages to a special referee. Lexington supplementally confirms to the Staff that it currently believes that the plaintiffs incurred no damages due to their participation in a preferred share rights offering. As a result and in accordance with ASC 450-20-50, a loss accrual has not been made in our financial statements as Lexington does not currently believe that it is probable that a liability has been incurred.
Lexington further supplementally confirms to the Staff that in accordance with ASC 450-20-50, it has disclosed in past filings the nature of the contingency and an estimate of its maximum possible loss: “$1,200 plus interest from the date of assignment at the rate of 10% per year and expenses”. Lexington supplementally confirms to the Staff that it currently believes, after consultation with counsel, that estimating a precise possible loss or range of loss at this point would be unduly speculative as there is, among other things, (1) uncertainty over the existence of and amount of damages and (2) uncertainty over the amount of expenses incurred by the plaintiffs. However, in future Exchange Act reports, we will modify our disclosure to add: “Due to the pendency of the special referee's decision, it is not possible for the Company to determine a precise estimate of the possible loss or a range of loss at this time”.

Securities and Exchange Commission
June 18, 2012

18.
Given your participation in lending $6.675 million in the form of a mezzanine loan to Lexington Allen L.P. for the settlement of litigation between Net Lease Strategic Assets Fund L.P. and the subsequent purchase of Allen, Texas office property which partially secured this loan, please tell us why you did not discuss this litigation settlement in your financial statements.

Lexington supplementally confirms to the Staff that this litigation settlement, while ultimately not material, was discussed in our Form 10-Q for the quarter ended March 31, 2011 filed on May 9, 2011. Lexington will comply with the Staff's comment in future Form 10-K reports, as well as 10-Q reports, by disclosing material litigation settlements or final litigation updates previously disclosed in its Form 10-Q reports to provide the reader of its Form 10-K with a complete picture of the material litigations during the applicable annual period.
Signatures, page 104

19.
In future Exchange Act reports, please revise the signature page to include signatures for your principal executive officer, your principal financial officer, and your controller or principal accounting officer.

Lexington will comply with the Staff's comment in its future 10-Qs and 10-Ks, commencing with our Form 10-Q for the quarter ending June 30, 2012, which will be filed on or before August 9, 2012, by including “(principal executive officer)” below T. Wilson Eglin's name and title and “(principal financial officer and principal accounting officer)” below Patrick Carroll's name and title.
*        *        *

At the request of the Staff, Lexington acknowledges that:

•	Lexington is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Lexington may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would greatly appreciate your prompt attention in resolving any remaining open issues. If you have any questions regarding the responses to the Staff's comments, please call the undersigned at (212) 692-7215.

Securities and Exchange Commission
June 18, 2012

Sincerely,
/s/ Patrick Carroll
Patrick Carroll, Chief Financial Officer

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